NYSE Alternext, TSX Symbol: NG
News Release

NovaGold Reaches Agreement to Extend Maturity Date on Rock Creek Bridge Loan

December 19, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (NYSE Alternext, TSX: NG) is pleased to announce that it has entered into an agreement with Auramet Trading LLC. (“Auramet”) to extend the maturity date on any portion of the Company’s $20 million bridge loan not paid back by December 29, 2008 to March 13, 2009. As part of this agreement, the conversion price of the outstanding balance of the bridge loan will be reduced to the volume weighted average trading price on the Toronto Stock Exchange for the 5 days ending December 18, 2008 of C$1.53, the exercise price of the 750,000 Warrants issued at the time the bridge loan was advanced will also be repriced to C$1.53 and the Company will issue an additional 1,000,000 common share purchase warrants with a term of two years at an exercise price of C$1.53. The interest rate on the principal amount that remains outstanding and that is extended will increase from 12% per annum to 15% per annum. Auramet will be paid an extension fee equal to 6% of the portion of the facility not paid on or before the December 29th maturity date. In addition NovaGold shall have the right to prepay the facility in whole or in part, in minimum increments of US$1,000,000 at any time on 10 days prior notice without a penalty or premium. The other terms and conditions of the Auramet bridge loan will remain unchanged.

“We are pleased to have been able to have worked flexibly with Auramet to extend the bridge loan facility,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “This extension provides the time for the Company to continue discussions with a variety of interested parties to address NovaGold’s funding needs to advance our development stage projects in 2009.”

The terms of the extension of the bridge loan, including the amendments to the conversion price and the exercise price of the warrants is subject to regulatory approvals including approval of the Toronto Stock Exchange and the NYSE Alternext.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with mineral properties in Alaska and Western Canada. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). NovaGold owns 100% of the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the NYSE Alternext and TSX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Greg Johnson
Vice President, Strategic Development

Don MacDonald
Senior Vice President and CFO

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the need to agree on definitive documents with respect to the proposed transactions, the performance by the institutions that have indicated an intention to participate, the ability to satisfy closing conditions and to obtain necessary consents and approvals, the possibility of adverse developments in the capital markets or NovaGold’s business that could interfere with closing, uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.